DataLogic International, Inc.

18301 Von Karman, Suite 250

Irvine, CA 92612

October 17, 2006

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N. E.

Washington, D.C. 20549

Attention: Elaine Wolff

Telephone 202.551.3495

Facsimile 202.772.9210

Re: DataLogic International, Inc., a Delaware corporation

Registration Statement on Form SB-2 (File No. 333-135248)

Filed June 23, 2006, Amended August 16, 2006

Request For Withdrawal of Registration Statement

Greetings:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), DataLogic International, Inc., a Delaware corporation (“DLGI”) requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form SB-2 (File No. 333-135248), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on June 23, 2006 and Amendment Number 1 was filed on August 16, 2006.

The Registration Statement covers the resale of 19,042,284 shares of common stock and common stock underlying stock options by certain selling security holders.  DLGI requests the withdrawal so that DLGI may explore other alternatives to the public sale of its securities for cash.  DLGI is aware of Rule 155 of the Securities Act Rules concerning the non-exclusive safe harbor from integration of private and registered offerings.

This letter of request for withdrawal will confirm that the Registration Statement was not declared effective by the Commission and no securities were sold in connection with the Registration Statement.

DLGI requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.  DLGI requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to DLGI’s account for future use.

Sincerely yours,

/s/ Keith Moore

Keith Moore

Chief Executive Officer

cc: Richard O. Weed, 949-475-9087